FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐    No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No   ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, in the scope of the information filed on October 24th, 2011 (CNMV number 152.168), according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores).

OTNAS INVERSIONES, S.L. (OTNAS) has informed PRISA that today OTNAS has exercised 75,000,000 Warrants, in the amount of 150,000,000.00 euros.

OTNAS is a company indirectly participated by RUCANDIO, S.A. (RUCANDIO) -controlling shareholder of PRISA, with 32.498% of the voting rights of the Company, through TIMON, S.A. (TIMON), ASGARD INVERSIONES S.L.U. (ASGARD), PROMOTORA DE PUBLICACIONES, S.L. (PROPU) and the shareholders agreement of PRISA (CNMV number 155.690 dated December 23, 2011)- in a 83.58%, by BERGGRUEN ACQUISITION HOLDINGS in a 8.21%, and by MR. MARTIN FRANKLIN in a 8.21%. OTNAS is controlled by RUCANDIO in the terms set out below.

On October 21, 2011, RUCANDIO (ASGARD, TIMON and PROPU) entered into an investment contract and shareholders agreement with BERGGRUEN ACQUISITION HOLDINGS and MR. FRANKLIN, who has been executed in a public document on December 30, 2011.

The Board of Directors in OTNAS consists of five directors, three appointed at the proposal of ASGARD, TIMON and PROPU, and two appointed at the proposal of BERGGRUEN ACQUISITION HOLDINGS and MR. FRANKLIN (one each).

Any decision taken in the Board of Directors of OTNAS regarding the sense of voting at any general shareholders meeting of PRISA must be adopted by absolute majority of the Directors.

BERGGRUEN ACQUISITION HOLDINGS and MR. FRANKLIN have acted as non-related and independently for all purposes.

When the execution of the Warrants is formalized, which is expected to occur in the first days of next week, RUCANDIO shall control indirectly 41.995% of voting rights in PRISA, and therefore the controlling stake in PRISA, in the same terms it has done so far.

Extracted copy of the shareholders agreement is attached, for the purposes provided in art. 531.3 of Spanish Companies Act.

Madrid, December 30th, 2011

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, in the scope of the information filed on December 27th, 2011 (CNMV number 155.718), according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores).

Once the pending original documents have been received, PRISA refinancing is fully approved by all creditor banks.

As part of that refinancing, it is expected that in the coming days is formalized the execution of Warrants by Timon -PRISA reference shareholder-, and Mr. Martin Franklin and Mr Nicolas Berggruen, in the amount of 150,000,000.00 euros, whose formalization and disbursement will take effect the new terms of PRISA debt.

Madrid, 28th December 2011.

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Answering a request from the CNMV, Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, in the scope of the information filed on October 24th, 2010 (CNMV number 152.168) and December 19th (CNMV number 155.188), according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores).

PRISA started yesterday the process of signing the refinancing agreements of its financial debt. The refinancing includes the Syndicated Loan from May 19th 2006, the Bridge Loan from December 20th 2007, the Subordinated Loan from December 20th 2007 and a series of bilateral loans.

The temporal conditions on the refinancing are as follows:

The Syndicated Loan is converted into a single bullet payment with maturity date on March 19th 2014. Besides, and subject to certain conditions, such as the issuance of a bond, the maturity dated could be postponed until December 19th 2014.

The Bridge Loan (which has no partial prepayments) and the bilateral loans are extended until January 15th 2015 and, also subject to the same certain conditions, could be extended until September 19th 2015.

The Subordinated Loan is extended until January 16th 2015 and September 20th 2015 when the same conditions to extend the other loans are met.

Yesterday, those agreements were signed with all banks and the whole process is expected to be completed in the next days, once some of the foreign banks submit the original powers of attorney, which have not been able to be formalized due to bank holiday on Monday and Tuesday in the UK.

With the approval of this process, it starts all mechanisms to convert the Warrants from Timón (reference shareholder of Prisa) and Mr Martin Franklin and Mr Nicolas Berggruen into company shares in the amount of €150.000.000,00 (CNMV number 152.168). With this formalization, new conditions on refinancing will come into effect.

The Company shall inform in the next few days about the completion of the refinancing process.

Madrid, 27th December 2011

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, in the scope of the information filed on October 24th, 2011 (CNMV number 152.168), according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores).

Rucandio, SA (Rucandio), reference shareholder of PRISA, has reported to the Company the terms of the shareholders agreement that is further detailed, which is communicated to the CNMV in accordance with art. 531.3 of the Spanish Companies Act.

Rucandio is the controlling shareholder of PRISA, in the meaning of Royal Decree 1066/2007 of Takeover Bids, through, inter alia, Promotora de Publicaciones, SL (PROPU), in which Rucandio has a majority stake. Shareholders of PROPU have signed a partners agreement, dated May 21, 1992 (the “Partners Agreement”), which content was reported to CNMV.

On December 22, 2011, PROPU has begun to implement some corporate agreements (the “Reversion Plan”), which allow shareholders of PROPU to replace their indirect stake in Prisa (through PROPU) for a direct stake in Prisa.

Additionally, in accordance with the Reversion Plan, simultaneously with the acquisition of direct stake in PRISA, shareholders who so desire shall sign a shareholders agreement (the “Shareholders Agreement”) with PROPU by which (i) the Partners Agreement is adjusted by the fact of the direct participation in Prisa, and (ii) the duration of the syndication agreement is established until September 30, 2014. The Partners Agreement continues in full force with the adjustments abovementioned.

In compliance with social agreements, PROPU has begun to execute the Reversion Plan, and after these operations Rucandio keeps and retains ownership of the controlling stake of Prisa, in the same terms as it has done so far. The percentage of voting rights on Prisa shares amounts 32.498%.

In order to comply with the obligations concerning disclosure of shareholder agreements in listed companies, herein are attached copy of the communication sent by Rucandio and non-confidential version of the public deed by which the Shareholders Agreement has been executed, which have been reported by Rucandio to Prisa, comprising (i) the clauses which affect the exercise of voting rights of Prisa shares affected by the agreement, and (ii) the restrictions and limitations on free transferability and disposal of such shares.

Madrid, December 23rd, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 30., 2011	PROMOTORA DE INFORMACIONES, S.A
(Registrant)
By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors